UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

                       Mediaco Holding Inc.
(Name of Issuer)

                       Class A Common Stock
(Title of Class of Securities)

                       58450D104
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       April 1, 2024
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 75,138,257 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 75,138,257 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,138,257 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 95.2%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 75,138,257 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 75,138,257 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,138,257 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 95.2%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 16 TO SCHEDULE 13D

This Amendment No. 16 to Schedule 13D (the “Amendment”) relates to Class A Common Stock (“Class A Common Stock”) of Mediaco Holding Inc., an Indiana corporation (the “Issuer” or the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on January 28, 2020, as amended on February 5, 2020, March 30, 2020, April 24, 2020, May 22, 2020, September 2, 2020, September 23, 2020, May 21, 2021, November 29, 2021, December 21, 2021, January 10, 2022, March 24, 2022, June 30, 2022, July 29, 2022, December 30, 2022, and August 11, 2023 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend Item 5 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Items 5 is hereby supplemented as set forth below.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any transactions in shares of the Company’s Class A Common Stock during the sixty day period prior to the filing of this Schedule 13D.

As previously reported, the Reporting Persons beneficially own 16,798,127 shares of the Company’s Class A Common Stock and also beneficially own 5,413,197 shares of the Company’s Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis.

In addition, the Reporting Persons beneficially own 286,031 shares of Series A Preferred Stock, each share of which is convertible into such number of shares of Class A Common Stock as is determined by dividing: (i) the purchase price of the Series A Preferred Stock plus any accrued dividends by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 days prior to the date of determination, determined as of the fifth business day after the date on which notice of conversion is given. The number of shares of Series A Preferred Stock beneficially owned by the Reporting Persons reflects shares issued as accrued dividends pursuant to the terms of the security. As of April 3, 2024, the shares of Series A Preferred Stock beneficially owned by the Reporting Persons would have been convertible into 52,926,933 shares of Class A Common Stock under the formula described above.

The percentages reported herein are based on a statement in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 that, as of March 21, 2024, there were 20,594,481 shares of the Company’s Class A Common Stock outstanding.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:	April 4, 2024
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim